**Mercedes-Benz Auto Lease Trust 2012-A**
**Investor Report**
Collection Period Ended 30-Apr-2013

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 14 | | | |
| Collection Period (from... to) | 1-Apr-2013 | 30-Apr-2013 | | |
| Determination Date | 13-May-2013 | | | |
| Record Date | 14-May-2013 | | | |
| Payment Date | 15-May-2013 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Apr-2013 | 15-May-2013 | Actual/360 Days | 30 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Apr-2013 | 15-May-2013 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 345,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 495,000,000.00 | 192,213,429.15 | 136,145,506.35 | 56,067,922.80 | 113.268531 | 0.275041 |
| Class A-3 Notes | 489,000,000.00 | 489,000,000.00 | 489,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 101,264,000.00 | 101,264,000.00 | 101,264,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,430,264,000.00** | **782,477,429.15** | **726,409,506.35** | **56,067,922.80** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 267,379,474.41 | 305,575,825.39 | 305,575,825.39 |
| **Total Securitization Value** | **1,697,643,474.41** | **1,088,053,254.54** | **1,031,985,331.74** |
| present value of lease payments | 697,529,576.24 | 272,436,549.64 | 246,613,422.99 |
| present value of Base Residual Value | 1,000,113,898.17 | 815,616,704.90 | 785,371,908.75 |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 267,379,474.41 | 15.75% |
| Target Overcollateralization Amount | 305,575,825.39 | 18.00% |
| Current Overcollateralization Amount | 305,575,825.39 | 18.00% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.343780% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.660000% | 105,717.39 | 0.213570 | 56,173,640.19 | 113.482101 |
| Class A-3 Notes | 0.880000% | 358,600.00 | 0.733333 | 358,600.00 | 0.733333 |
| Class A-4 Notes | 1.070000% | 90,293.73 | 0.891667 | 90,293.73 | 0.891667 |
| **Total** | | **554,611.12** | | **$56,622,533.92** | |

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 26,110,539.10 | (1) Total Servicing Fee | 906,711.05 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 15,350,285.63 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 19,970.74 | (3) Interest Distributable Amount Class A Notes | 554,611.12 |
| Excess mileage included in Net Sales Proceeds | 192,583.06 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 69,380,295.73 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 56,067,922.80 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 1,130.53 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 69,381,426.26 | (9) Excess Collections to Certificateholders | 11,852,181.29 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **69,381,426.26** |
| **Total Available Funds** | **69,381,426.26** | | |

**Distribution Detail**

| | Amount Due | Shortfall | |
|---|---|---|---|
| Total Servicing Fee | 906,711.05 | 906,711.05 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 554,611.12 | 554,611.12 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 105,717.39 | 105,717.39 | 0.00 |
| thereof on Class A-3 Notes | 358,600.00 | 358,600.00 | 0.00 |
| thereof on Class A-4 Notes | 90,293.73 | 90,293.73 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 554,611.12 | 554,611.12 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distribution Amount | 56,067,922.80 | 56,067,922.80 | 0.00 |
| | | | |
| Principal Distribution Amount | 56,067,922.80 | 56,067,922.80 | 0.00 |

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 8,488,217.37 |
| | |
| Reserve Fund Amount - Beginning Balance | 8,488,217.37 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 143.73 |
| minus Net Investment Earnings | 143.73 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 8,488,217.37 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 143.73 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 986.80 |
| Investment Earnings for the Collection Period | 1,130.53 |

## Notice to Investors

## Pool Statistics

### Pool Data

| | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,697,643,474.41 | 45,053 |
| | | |
| Securitization Value beginning of Collection Period | 1,088,053,254.54 | 34,224 |
| Principal portion of lease payments | 19,021,484.15 | |
| Terminations- Early | 22,611,620.68 | |
| Terminations- Scheduled | 12,837,290.92 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 1,597,527.05 | |
| Securitization Value end of Collection Period | 1,031,985,331.74 | 32,798 |
| | | |
| Pool Factor | 60.79% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.66% | 6.62% |
| | | |
| Weighted Average Remaining Term (months) | 25.04 | 12.83 |
| Weighted Average Seasoning (months) | 12.37 | 24.53 |
| Aggregate Base Residual Value | 1,139,551,610.25 | 837,515,107.36 |
| Cumulative Turn-in Ratio | | 76.15% |
| Proportion of base prepayment assumption realized life to date | | 83.15% |
| Actual lifetime prepayment speed | | 0.71% |

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,028,247,600.68 | 32,691 | 99.64% |
| 31-60 Days Delinquent | 2,666,086.82 | 76 | 0.26% |
| 61-90 Days Delinquent | 915,267.13 | 26 | 0.09% |
| 91-120 Days Delinquent | 156,377.11 | 5 | 0.02% |
| Total | 1,031,985,331.74 | 32,798 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

| Credit Loss | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 930,497.72 |
| Less Liquidation Proceeds | 706,827.40 |
| Less Recoveries | 457,043.60 |
| Current Net Credit Loss / (Gain) | (233,373.28) |
| Cumulative Net Credit Loss / (Gain) | (1,908,990.75) |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value | (0.112%) |

| Residual Loss | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 36,115,940.93 |
| Less sales proceeds and other payments received during Collection Period | 43,147,782.94 |
| Current Residual Loss / (Gain) | (7,031,842.01) |
| Cumulative Residual Loss / (Gain) | (56,926,601.95) |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value | (3.353%) |